SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of February 2013

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English))

Clarendon House

Church Street

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

February 28, 2013

SUPERINTENDENCIA DEL MERCADO DE VALORES

Att. Registro Público del Mercado de Valores

Re.: MATERIAL EVENT

Dear Sirs:

In accordance with article 28 of the Capital Markets Law, approved by Law DS N° 093-2002-EF, and CONASEV Resolution for Material Events, Reserved Information and Other Communications N° 107-2002-EF/94.10, as modified by CONASEV Resolution N° 009-2003-EF/94.10, Credicorp Ltd. complies with notifying you of the following Material Events.

Credicorp’s Board of Directors, in its session held on February 27, 2013, agreed unanimously on the following matters that will submit for consideration and approval at the Company’s Annual General Meeting of Shareholders, which will be held on March 26, 2013, at 3:00 pm.

1.	Approved the Annual Report of the Company for the financial year ended December 31, 2012 that the Chairman will present at the Annual General Meeting of Shareholders, and the Annual Information Document (DIA – Documento de Información Anual) of Credicorp and its subsidiaries for the year 2012.

2.	Approved the audited consolidated financial statements of the Company and its subsidiaries for the financial year ended December 31, 2012, including the report of the independent auditors Medina, Zaldívar, Paredes y Asociados, members of Ernst & Young Global in Perú, to be submitted for evaluation and approval of the Annual General Meeting of Shareholders.

3.	Defined the remuneration of Directors of the company that will propose for the Annual General Meeting of Shareholders’ approval.

4.	Agreed to recommend the designation of Medina, Zaldívar, Paredes y Asociados, members of Ernst & Young Global in Peru, as the external auditors of the Company for the financial year 2013, and the authorization to approve the auditor’s fees, in accordance with the proposal and recommendation of the Audit Committee.

Furthermore the Board of Directors also agreed unanimously the following:

5.	To pay its shareholders a cash dividend of US$ 245,394,024.20 for a total of 94,382,317 outstanding shares, which is equivalent to US$ 2.60 per share, payable on May 10, 2013 to shareholders of record as of April 16, 2013.The Board of Directors approved the distribution of dividend according to the Bye-Laws of the Company and considering a total net income of US$ 788,778,854.42 attained in the financial year 2012.

6.	To use: (i) the remaining balance of US$ 543,384,830.22 from the income for the year, plus (ii) from reserves of US$ 54,847,700.55 of previous periods, plus (iii) US$ 26,767,469.23 from Retained Earnings of previous periods; to increase in US$625,000,000 Credicorp’s restricted especial reserves. As a result, restricted especial reserves will amount to US$ 2,458,000,000, which cannot be used without the authorization of the Superintendence of Banking, Insurance and Pension Fund Managers of Perú.

Sincerely,

/s/ Mario Ferrari

Stock Market Representative

Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2013

CREDICORP LTD. (Registrant)

By:	/s/ Mario Ferrari
Mario Ferrari
Authorized Representative